Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

January 10, 2025

VIA EDGAR TRANSMISSION

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”) Post-Effective Amendment No. 74 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23312; 333-221764

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on December 17, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the PEO Quest Liquid PE Replication ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

General

1.	We note the phrase “PE Replication” in the Fund’s name - given that private equity is generally illiquid it is unclear why including this phrase in the Fund’s name is not materially deceptive or misleading. In addition, the phrase appears to imply that the Fund’s future investment performance will replicate private equity returns. Please explain supplementally why you believe this is consistent with Rule 156. Lastly please explain how the term “liquid” in the Fund’s name is appropriate for a Fund that is not a money market fund per Rule 2(a)(7)(b)(3).

Response: The Trust responds supplementally by proposing that the Fund’s name be changed to PEO AlphaQuest Thematic PE ETF, which removes the terms “replication” and “liquid” per the Staff’s request, but retains the term “PE” which the Trust believes is appropriate in light of the term “thematic” being added to the Fund’s name.

Fee and Expense Table

2.	Please provide us with the completed fee table and expense example prior to the effective date.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

Principal Investment Strategies

3.	Please clarify what is meant by “private equity” and over what periods the Fund seeks to replicate.

Response: The Trust responds by revising the disclosure to more clearly define “private equity” as provided to the Staff under separate cover. The Trust also notes supplementally that the existing strategy disclosure has been revised to clarify that rather than seeking to replicate PE returns, the Fund seeks returns comparable to or in excess of public equity markets but with lower volatility. Refer to the revisions provided to the Staff under separate cover.

4.	Please clarify the references to “spot contracts in global markets” to indicate what these contracts are and the types of assets you will be purchasing. Also please clarify the types of commodities you will have exposure to and how you will gain such exposure. To the extent that you will acquire commodities directly on spot markets we may have further questions.

Response: The Trust responds by revising the disclosure to clarify that “spot contracts in global markets” refers to foreign currency spot contracts. The Trust also notes supplementally that the existing strategy disclosure already notes that the Fund’s commodities exposure may include “agricultural products, energies, precious and industrial metals.”

5.	We note the statement that you seek to deliver an investment performance profile comparable to the long-term average returns of traditional private equity funds focused on leveraged buy-outs (net of fees). Based on this statement, it is difficult for investors to assess whether you have been successful or not given the impression inherent in how you defined long-term and what funds would be considered included in the definition of PE funds. Similarly, it is unclear whether you will have access to returns data for the entire universe of such funds and how your strategy is designed to deliver comparable performance. Please revise to more clearly describe the funds whose returns you seek to mimic and how you’ll do so. To the extent that your strategy will indirectly expose you to any PE-related industry risks, please ensure that those are addressed.

Response: The Trust responds supplementally by directing the Staff to its response to comment 3 above.

6.	Please disclose the percentage of the portfolio that is allocated to each of the Equity strategy and the Derivatives strategy.

Response: The Trust responds by making the suggested revisions as provided to the Staff under separate cover.

7.	Please disclose where the sub-adviser will obtain the PE data it will use in its analyses and proprietary models, how current the data is, and how often it is updated.

Response: The Trust responds by making the suggested revisions as provided to the Staff under separate cover.

8.	With respect to your references to “potential outperformance,” please clarify what you mean (i.e., outperformance vs what).

Response: The Trust responds by making the suggested revisions as provided to the Staff under separate cover.

9.	Regarding the statement that the Fund will overweight software and services, please clarify what types of services? Consider including specific risk disclosures regarding software and services.

Response: The Trust responds supplementally by stating that “software and services” refers to a single industry. The Trust also directs the staff to the “Software and Services Industry Risk” disclosure included in the Amendment.

10.	With respect to the discussion about quality and value, please revise to disclose additional information about the model that the sub-adviser uses to select companies with similar quality and value factors to those used by private equity funds. In addition, given that you will not be able to leverage your investments or enter at similar price points based on “PE” or similar multiples, please explain how you intend to mimic a PE strategy for its return factors.

Response: The Trust responds by making the suggested revisions as provided to the Staff under separate cover. The Trust also responds by referring the Staff to its response to comment 3 above with respect to the portion of this comment related to explaining how the Fund intends to “mimic a PE strategy for its return factors.”

11.	Please clarify how or whether the Fund’s derivatives strategy relates to private equity.

Response: The Trust responds by making the suggested revisions as provided to the Staff under separate cover.

12.	Under the heading “Derivatives Strategy,” please rewrite the second sentence using plain English principals.

Response: The Trust responds by making the suggested revisions as provided to the Staff under separate cover.

13.	For the Fund’s Cayman subsidiary, please confirm in correspondence that:

a.	The Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table;

b.	The Subsidiary and its Board of Directors will agree to designate an agent for service of process in the US; and

c.	The Subsidiary and its Board of Directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Trust confirms that:

a.	The Subsidiary’s expenses (if any) will be included in “Other Expenses” in the Fund’s fee table;

b.	The Subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States; and

c.	The Subsidiary and/or its Board of Directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

14.	In the description of the Cayman subsidiary, rather than use a generic reference to “other derivatives instruments,” please specify the types of derivative instruments that will be used as principal strategies.

Response: The Trust responds by making the suggested revisions as provided to the Staff under separate cover.

Principal Investment Risks

15.	For Data Risk, please clarify in the filing what you mean by “data-related biases including sampling, measurement, survivorship, look-ahead, and data-mining bias(es).”

Response: The Trust responds by making the suggested revisions to Item 9 as provided to the Staff under separate cover.

Other Information About the Fund

16.	In the discussion of futures rolling, please clarify the following sentence: “Negative roll yield will have a negative impact on investors (like the Fund) who are long prompt month futures contracts and must roll the contract prior to the prompt month futures expiration.”

Response: The Trust responds by making the suggested revisions as provided to the Staff under separate cover.

Management

17.	Please reference N-CSR instead of annual and semi-annual reports.

Response: The Trust confirms that the Prospectus has been revised accordingly.

Statement of Additional Information

18.	The Subsidiary disclosure includes a reference to “underlying funds,” but there aren’t any – please revise.

Response: The Trust confirms that the inadvertent reference to “underlying funds” has been removed.

Part C

19.	For Item 30 (Indemnification). It appears that disclosure is missing, it states that “Article 4 provides as follows,” but it appears blank.

Response: The Trust confirms that the indemnification disclosure has been included in the Item 30 disclosure.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	1.25%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	1.25%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$127	$397